Exhibit 99.7
INFOSYS TECHNOLOGIES LIMITED
Q3 RESULTS EARNINGS CALL
JANUARY 11, 2006
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies — CEO, President and MD
Kris Gopalakrishnan
Infosys Technologies — COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies — Head — Delivery and Sales
CONFERENCE CALL PARTICIPANTS
Rod Bourgeois
Sanford Bernstein
Adam Frisch
UBS
David Grossman
Thomas Weisel Partners
Julio Quinteros
Goldman Sachst
Moshe Katri
SG Cowen
Lou Miscioscia
Lehman Brothers
Ashish Thadani
Gilford Securities
Sam Saunders
Soleil Fulcrum

Operator
Good morning. My name is Luanne and I will be your conference facilitator. At this time I would like to welcome everyone to the Infosys third-quarter earnings call. All lines have been placed on mute to prevent any background noise. After the speakers remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star and the number 1 on your telephone keypad. If you would like to withdraw your question during this time, please press star and the number 2 on your telephone keypad. I will now turn the call over to the Infosys management team in Bangalore. Thank you. You may begin your conference.

Sandeep Mahindroo
Good morning and thank you all for joining us today to discuss the financial results for the quarter ended December 31, 2005. I am Sandeep from the investor relations team in Bangalore. Joining us today on this conference room is CEO and President Mr. Nandan Nilekani, COO Kris Gopalakrishnan, and CFO Mr. Mohandas Pai, along with other members of the senior management. We will start with a brief statement on the performance of the Company for the recently concluded quarter, the outlook for the quarter and year ending March 31, 2006. After that we will open up the discussion for Q&A. Before I hand over to Mr. Nilekani, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov. I would now like to pass on to Mr. Nilekani, President and CEO of Infosys.

Nandan Nilekani
Thank you, Sandeep and a good welcome to all of you to this third-quarter earnings call for Infosys for the quarter ended December 31, 2005. Let me give you a brief set of highlights after which I will request my colleague Kris Gopalakrishnan to give you some more highlights and then Mr. Pai will give you a peek into the financials.
For the quarter, the third quarter, our revenues on a year-to-year basis grew by 32%. Our revenues for the quarter were $559 million and our earnings per ADS increased to $0.53 from $0.42 in the corresponding quarter in the last fiscal.
This quarter was a good quarter in terms of customer additions. We had added 36 new customers during the quarter. It was also a good quarter in terms of broadening the base of $1 million customers. $1 million customers went up to 206.
This particular quarter we added a gross employee addition of 5,135, which on a net basis was 3,226 employees. With this, our employee strength for the quarter ended at 49,422 as of December 31, 2005. Now on the employee front. we plan to continue to add. We expect to add about 3,500 employees for the current quarter ending March 31st. And therefore our total hiring for the year on a gross basis is expected to be 21,200, which is about 1,000 more than what we had said when we spoke on the last call.
We have also given our guidance for the quarter and fiscal year ending March 31, 2006. We expect revenues for the quarter ending March 31 to be between $582 to $584 million which on a year-to-year basis is a growth of 27.9 to 28.4%. And for the year we expect revenues to be $2.14 billion which on a year-to-year is a growth of 34.6%. The consolidated earnings per ADS is expected to be within $0.55 to $0.56 for the quarter which is a growth of about 17 to 19% and between $2.04 to 2.05 for the year — that is $2.04 to $2.05 for the year — which is a growth between 29 to 30%.

I think this quarter has been a steady quarter. We have had 6.7% sequential growth under U.S. GAAP. Pricing has remained stable with an upward bias and I think the important thing is that the strategic direction is on track. We are finding a lot of alignment and congruence in our strategic direction. All our initiatives in the last few years and on operational excellence are proving to bear fruit. There’s a big thrust in Infosys on capability building to ensure that our people have the right set of skills to deal with the challenges of the future. We are confident that this is going on well and our people are constantly getting re-skilled and re-scaled for the future. And generally speaking, I think we are on the right track. We think that the global brand is now well-established. We are now at a point where we are on equal terms with global players in terms of mind recognition, brand and mind share. We continue to attract a lot of boardroom-level meetings, a lot of visits to Infosys at the CEO level. And I think it’s really the strategic envelope of what we have to do is well-defined. It’s really a question of how well and how quickly we execute on what we have to do and what we have to do is again a very open book for all of you.
With this, I request my colleague Kris to continue. Kris?

Kris Gopalakrishnan
Thanks Nandan and good morning to every one of you in the U.S.
Let me talk about first clients. We have increased the number of $1 million relationships from 191 to 206. Infact the number of $10 million relationships have gone up from 48 to 51. We have two clients giving us revenue of $80 million. The previous quarter it was one client. And if I look at the growth, Europe as a region has grown faster than other regions. Europe is 24.9% of revenue up from 23.6%. Actually last 12 months, Europe has shown a growth of 51.4%.
In terms of services, many of our new services like package implementation or Enterprise Solutions, consulting, testing, business process management through our subsidiary Progeon, Infrastructure management, all these services are growing faster than the company average. Progeon has shown a growth of more than 100% in the last nine months.
From an industry perspective, banking and capital markets, retail, energy and utilities, services, these are the industry verticals which have been growing faster than the Company average. For example, banking and capital markets in the last nine months has grown by 53.6%.
At the pricing level, as Nandan said, we have seen a slight uptick. In the offshore revenue per employee and overall at the blended level, a 0.1% improvement. We see pricing to be stable with an upward bias. Utilization is 78.7%. And it’s in the range we want to maintain. We want to make sure that we have a sufficient number of people to accelerate growth if we see an opportunity and that range is around 78 to 80%. And that’s the level at which we are maintaining utilization including trainees. Including trainees it is about 70%. So we have sufficient number of people to meet the growth requirements. In the infrastructure side also, we are making significant investments. We have 3.8 million square feet of space under construction which can house another 16,500 employees.
With this I will pass it on to Mohandas.

Mohandas Pai
Thank you, Kris. Folks, I will take you through the margins for this quarter.
Revenues have been $559 million dollars. Our gross profit has been 43%, the same as last quarter even though the rupee had depreciated during this quarter.

To look at the components of cost of revenue, the Indian salary component has gone up from 13.1% to 13.9%. What we have done this quarter is to accelerate the hiring for the quarter. And that’s why if you look at the fact sheet, the total trainee person month is 15,175, as against 9,518 previous quarter, going up from 7.4% of total person months for the quarter to 10.5%. This has increased the cost and a part of the extra money that we would have made has been put in accelerating the hiring of people and putting them into training so that we could have more people as we go along at the cost of revenue side.
And if you look at SG&A expenses, the expenses have come down to 13.6% from 15.3%, primarily because last quarter we had a provision for accounts receivable of 0.4% and now we have a credit of 0.1% that’s a change of 0.5%. And in a couple of heads of expenses, actual expenses have come down. So we are seeing the benefits of economies of scale like we spoke about earlier. Another issue which we are seeing is for our subsidiaries, namely Infosys China, Infosys Consulting and Infosys Australia, that the expected level of profitability has not come up with the budgets that we had and therefore, those costs on a consolidated had to be absorbed in the parent company.
Now, our operating income has gone up to 29.4% from 27.7% driven by the reduction of SG&A and partly by the fact that the rupee also appreciated at the SG&A level. Non-operating income which was 1.9% of revenues previous quarter has come to 0.2% negative. We have had a foreign exchange difference of $12 million which had to be taken as a negative in the non-operating income line. That’s because we had an increase in operating income by about $10 million for the benefit impact of the rupee depreciation. And the corresponding negative impact was in the non-operating income line because we had effective hedges to match all of that.
The key issue during the quarter was that the rupee depreciated by about 5% and on average by about 3.4%, and at the closing rate, depreciation was about 2.3%. So the hedges worked both ways for us this quarter since the rupee depreciated and came down.
So overall, if you look at what we have done, we have achieved what we set out to achieve. We have slightly accelerated the hiring of people. Another important factor you’ll notice is the tax rate. The effective tax rate has come down 11.2% because of the fact that non-operating income which is subject to tax, has been negative for the quarter. If you factor that in, the effective tax rate would be around 13.2%.
Overall for this quarter we’re going to hire, like Kris said, about 3,500 people and take up the number of people, 21,200 people for this entire year, up by about 1000 people. And we need to accelerate hiring. Going forward we see a clear trend of trying to build a deeper bench because now we have about 15 horizontals and verticals and the market has experienced demand in many areas.
We are also seeing a new trend of clients coming and asking us to ramp up pretty fast. For example, for the ABN Amro deal, we had to have people ready and waiting on the bench for three or four months before we actually started working just to make sure that the moment the green signal was gotten we could get to work and ramp up aggressively. Like that we see many large clients coming to us because they do believe that we have the capability to ramp up to meet their expectation in the shortest possible time. That means that there will be a need going forward for a deeper bench, reduced utilization rate, with a greater flexibility to increase the quantum of revenues. Otherwise we could up resource-constraint if we run a very tight utilization like we are doing.
Thank you very much, and we look forward to your questions.

Operator
At the start, I would like to remind everyone that if you wish to ask a question, please press * and the number 1 on your telephone keypad. We will pause for just a moment to compile the list of questions. The first question comes from the line of Rod Bourgeoin from Sanford Bernstein.

Rod Bourgeois
Mohan, your revenue growth in fiscal ‘04 was about 41%; then in fiscal ‘05 you did 50%. Your sequential revenue growth this quarter is suggesting annualized revenue growth somewhere closer to 30%. Do you think that is more of a sustainable growth rate than the growth rate you had over the last couple of years and is there sort of a secular growth rate that you think you’re able to sustain in the current range?

Mohandas Pai
That’s a very loaded question. Let me give you some top-of-the-mind thinking. Two years ago we had a much higher growth rate but then we were coming off a very stagnant market. And we have been answering the question till then that in the case there is a slowdown in our markets we will see an increase in revenue. And after a gap we did see an increase in revenue, and that’s why you saw the increase in revenue in ‘04 and ‘05.
Now, of course, we have a much larger base, we have a much more complex suite of offerings and we have a much more robust client list which is growing pretty rapidly. So I think going forward, our ability to grow will depend upon our ability to have a deeper bench and hire a larger number of people, train them, recruit them, keep them with us to meet the demand that we are going to see.
Overall for the future, right now at this point of time we do not think that demand is a constraint but we do think our ability to deliver on time, meet all the complex requirements of clients in various verticals and horizontals, that is going to be the test for (indiscernible) like that. I don’t want to directly answer the question as to what could be a sustainable growth rate going forward because you know we are close to the next year. We will answer that question.
But if you look at this year, if you exclude one quarter where we had a low growth rate, if you look at this year, if you take out one quarter where you had a low growth rate, that is the first quarter, sequentially the growth rate compared to the last quarter of previous year was lower. The rest of the year has been pretty good. Historically we see that the last quarter of most years, that is the first quarter of the calendar year, is the slowest quarter of growth for the entire year.
So I think the sustainable growth rate will depend upon the capabilities of the offshore players the next two years to deliver and will depend upon the growth in various verticals and horizontals. And you’ll see that each of the verticals and horizontals grow at differential rates every quarter. I hope I answered the question. But on the sustainable growth rate, I will reserve my judgment until April.

Rod Bourgeois
OK great And a quick question on the margins. Given that the rupee is trading below 44 per dollar, how do you think margins will be affected as you move into the March quarter? Can you give us a direction on that?

Mohandas Pai
I think we have had an operating margin of about 29.4%and we have been hovering between 27 to 28% over the last few quarters. So we’ve seen a jump up. We do think that an operating margin 27.5 to 28.5 would be a sustainable operating margin. If you see a jump up and the benefits coming through rupee depreciation, in the short run there could be a counterbalance in the non-operating income level. So 27.5% to 28.5%; that could be the range that one should aim for.
And the fourth quarter, I think we should be in the range, because the rupee is down as it is. Our projections are based upon 44.50 per dollar whereas the average for the third quarter was 45.30.

Operator
Your next question comes from the line of Adam Frisch with UBS.

Adam Frisch
I’m sure ___covered more specific questions on the numbers already on your local call. So I will focus on two more general topics. First, there’s been increasing chatter around company-specific execution issues with all companies that are getting larger in deal sizes. So I was wondering, as your deal sizes get larger, what are you doing internally in terms of QA or internal controls to minimize the risk associated with these larger programs?

Shibulal
This is Shibulal. Definitely over a period of time, the complexity of the projects which we execute have gone up. Today we run at any time, 4,500 projects at any point in time. Many of these projects are large complex projects. They span multiple countries as well as multilingual capabilities. So we have done a number of things. We have increased our process capability. We have implemented tools across the board. We have created new frameworks like Infosys production support IPSP. We have increased our compliance to processes. And we have a process which will identify high-risk projects in advance. So we have a new process in place which will identify high-risk projects and prevent them from getting into critical risks. We have a high-risk cell which will monitor high-risk projects continuously.

Adam Frisch
Secondly, has your M&A strategy changed at all, given the seemingly increasing focus around consolidation within the services industry?

Kris Gopalakrishnan
This is Kris here. From a strategic point of view, we are looking at acquisitions in consulting. We are looking at acquisitions to increase our geographical presence especially in Europe.We have done one acquisition in Australia which worked very well, we believe for expanding our presence in Australia. At any point of time we look at two or three companies. We have discussions with them and on our terms which is very important for us. When we find the right opportunity, the right fit, the right valuation, we will do an acquisition. We don’t want to be forced to do an acquisition because we are growing organically. We have, we believe, a good growth. The challenge in any acquisition especially in the services space, is holding onto the people. And the data shows that maybe about 80% of the acquisitions do not deliver the value that’s expected. So we want to be very cautious when we look at acquisitions.
In the last 12 months, we have added about more than 13,000 employees. So just by organic means itself, we are growing significantly and that’s why we don’t want to grow through acquisitions. We want to do acquisitions for strategic purposes. That’s our intent right now.

Adam Frisch
A final question for Mohan. You said demand is not a constraint right now. Are you seeing the supply of workers be a constraint at any point now or in the near future?

Mohandas Pai
I don’t think the supply is going to be constrained but the constraint is going to be your capability to hire the right talent and train them at the entry level. At the middle level, you need to expect not more than 25, 30% of all entrants coming in laterally because that’s the pool of talent that is available. And smaller companies lose out larger number in future, but great majority will come in from the colleges. There’s enormous supply in the colleges. But those companies who have built up training capability, those companies who have the faculty to train, those companies who can train them rapidly and bring them up to scale, they’re the ones who will succeed.
We have a training capability of about, let’s say, 20,000 people a year, with 4,500 people being trained at any time in Mysore. In Mysore, we are expanding our capacity from 4,500 people at one time to nearly 14,000 people at a single time. We’re going to spend about $150 million keeping up our training capacity in Mysore and other places just to make sure that we have invested adequately to meet the requirements of growth for the future. So the supply is not a constraint, but ability to get them, train them, enable them, empower them in the shortest possible time.
To give you an idea of the cost, it costs us $5,000 to train one person coming from the college, and $1,000 to get a middle level lateral recruit to speed. If you hire 20,000 people, and 15,000 of them come from the colleges. That means we need to spend $75 million. And if you hire larger numbers, that’s the kind of training cost that you need to absorb, but we are geared up for that. Companies that have not made the investment, who cannot pay this cost — well there could be severe challenges.

Operator
Your next question comes from the line of David Grossman, Thomas Weisel Partners.

David Grossman
Mohan, you guys signed a lot of new business in the first six months of the fiscal year. I was wondering, could you give us a sense of the pace at which those new contracts are ramping and any trends you see in that? Are they ramping kind of in line with your expectations, or slower or faster than you would have anticipated?

Mohandas Pai
David, I will ask Kris to answer this question.

Kris Gopalakrishnan
So, if you look at the top few clients, there is a churn sometimes in any quarter would not grow as much as other clients. But if I look at the top 25 clients, some clients have grown sequentially 39% and the highest growth rate has been 50% in this quarter. So there is momentum in our top 25 clients. Just to read out, top five clients have grown 12%, top 10 clients have grown 9.3%, the next 5 clients have grown 7.4%. So some of them are growing faster than the company average and there is still momentum left. In fact, in this quarter alone, out of the 36 clients we have added, 10 are from the Fortune 500 list.

David Grossman
In terms, of the actual new business that you’ve signed recently, are those contracts ramping, the new customers, in line with your expectations, more quickly, or perhaps slower than you had anticipated?

Kris Gopalakrishnan
There are contracts like ABN AMRO which ramp up very fast but most of the contracts are of the traditional nature, where we do one or two projects. But the difference is, the ramp up is much faster. It started on our two projects, but within a year, within 18 months, as Mohan was saying, they are expecting us to grow significantly. We have now multiple services through Progeon, Consulting, Infrastructure Management. So we have a lot more to offer to those clients, and we ramp up much faster.

David Grossman
So if we take ABN AMRO as an example, I think you said it would contribute only nominally to this quarter and I think $3 million next quarter. Should we expect more of a hockey stick in fiscal ‘07 from that contract than we would from the other more traditional contracts?

Kris Gopalakrishnan
Yes. You should expect that.

David Grossman
And if I recall, the December quarter had fewer workdays sequentially. If that’s correct, I don’t know you gave a number, I think, of what you thought the impact could be on the growth rate. Could you just refresh us on what impact that had on the sequential growth rate in revenue?

Mohandas Pai
We had three less working days. We had 61 days this quarter compared to 64 days the previous quarter. And those three working days had an impact of 3.1% on revenue this quarter. So the revenue growth would have been in normal circumstances, maybe about 9.8% or so. It is less because of working days, so less compared to the previous quarter.
And of course, David, you’re going to ask, what about next quarter, the fourth quarter? The fourth quarter has the same number of working days, the same number of working days as the third quarter. There’s one day more in the fourth quarter compared to the third quarter. But the key challenge in the fourth quarter, the quarter that we are here right now, is the fact that it is the first quarter of the calendar year. We saw last year that the first quarter of the calendar year is challenging because clients just come back from their holidays, they have a new budget; they close their old budget and they have to reopen new budgets. And if you have more transaction-led deals, not annuity deals like maintenance and you have a larger number of developmental deals or you have a larger number of enterprise solution deals and consulting deals, it takes some time for the work to ramp up. And that’s why you’re seeing under U.S. GAAP our growth rate for this quarter is about 4.2%, which at this point of time we feel comfortable with. This is not a reflection on the state of the market, not a reflection on the potential growth in the market. It’s just that this is the first quarter of the year. We saw the same last year when the first quarter was indeed challenging. And we feel comfortable with this number at this point of time.

David Grossman
I’m sorry; where did you get the 4% number you quoted? What does that relate to?

Mohandas Pai
That is for the fourth quarter of this year. That is January, February, March.

David Grossman
I see.

Mohandas Pai
That’s the guidance that we have given for this quarter

David Grossman
And actually, Mohan, getting back to your commentary about customers asking you to maintain a deeper bench. What impact is that having on your margins, if any? I know you discussed in the second half of the year investing 150 basis points in both growth initiatives and capacity. So should I assume that the requirement for maintaining a deeper bench because it clearly got reflected in the utilization rates during the quarter and obviously, the gross margins. Should I assume that was embodied in the 150 basis points, or is the requirement for a deeper bench above and beyond that?

Mohandas Pai
David, the bench will be offshore. So the cost of the bench could be 50 to 75 basis points not much higher because I think the utilization that we have of about 79 or thereabouts, should ideally be something like about maybe 78%, or much better at 76%. So that will give us the flexibility. Because we were operating for a large part of the quarter at 80-81%. We had people coming off training and getting into January in the last month and that brought it down for the entire quarter to some extent. But overall, this number does not give you the flexibility to meet client needs.
We are finding this more and more because of the fact that we have 15 horizontals and verticals. Many, many clients. And each clients’ behavior is difficult to track. And sometimes clients come and ask us to ramp up fast and quote for work and do not have people to send them there. And the skills requirement of the various divisions are totally different. Then there are visa commitments. For example, you have a certain number of visas for the U.S., the visas are closed until September. And therefore, you need to make sure that you can take up the work with people who have ready visas. And to move them up from other units would be difficult unless you have more people in visas and bring down the visa utilization rate. Or if the client wants to work in Europe, it takes maybe two to three months to get a visa.
So I think the complexity in the business is increasing and you need to increase the bench so that you can have the flexibility to grow more rapidly within the quarter. Every quarter there should be a flexibility of 3 or 4% for the quarterly growth and that should be in the number of people that you have, so that you can take advantage of market circumstances and growth that comes to ramp up rapidly. That flexibility is reduced and that’s what we want to build but that will cost us maybe 50 basis points to 75 basis points. And once you are past that, it can easily pay for itself many times over.

David Grossman
So getting back to your commentary earlier about investing 150 basis points of revenue in these various initiatives. Did you kind of meet that expectation in the third quarter and does your fourth quarter guidance reflect that as well?

Mohandas Pai
Oh ya. I said that in the context that we will make this investment. The investment depends upon the availability of margin also. And what we do normally is that we can accelerate hiring to some extent, get people faster than what we anticipated because we are upto speed in terms of what we can do. We can increase our banding exercise. We can accelerate the hiring of people in the client-facing group and things like that. So we use this flexibility to prepare for growth better. We do think that the focus should be on growth. We have a great delivery capacity. The market demand remains good. We must have the ability for growth and we need to prepare for that

David Grossman
I guess the question was Mohan, did you kind of hit that target in the third quarter and are you expecting to hit that target in the fourth quarter, of being able to invest 150 basis points?

Mohandas Pai
We didn’t invest that much. We couldn’t invest that much. We probably invested about 75 basis points in the third quarter. In the fourth quarter we’re looking to invest an equivalent number.

David Grossman
One last question on the tax rate in the fourth quarter. I know it’s probably variable depending on where foreign currency comes out but are we still pretty much in that range of 13 to 14%?

Mohandas Pai
I think the tax rate we have taken for the fourth quarter is about 13.5% because we have taken the non-operating income which is normal without exchange difference of about $9 million.

Operator
The next question comes from the line of Julio Quinteros from Goldman Sachs.

Julio Quinteros
I just wanted to go back and talk first of all about the change in the gross margin. Maybe Mohan, if you can kind of walk through the individual components. As we look at the gross margin for the current quarter versus last quarter, what were sort of the issues that had the biggest basis point impacts? Because I guess relative to last quarter, where the rupee was, we would have expected to have seen a little bit stronger gross margin performance. So maybe can you just walk us through what where the biggest basis point impacts were, both from a cash and a non-cash perspective, if you could focus on some of the depreciation items as well?

Mohandas Pai
If you look at the gross margin, our component called Indian salaries has gone up from 13.1% to 13.9%. Since they are paid in rupees which means that the rupee impact would be higher because of this issue. And it is about 0.8%. Our depreciation has gone up from 4.2% to 4.6%. So that is an increase of 0.4% there. And all this has led to the neutralization of the benefits of the rupee depreciation at that level. Because in this line item of 56.8% of revenues which is the cost of revenue, 30.6% is spent on overseas salaries and another 3% is spent on expenses abroad. So you basically have 34% out of 56.8% being spent in convertible currency or the dollar.
So you have about 22.8% which is spent in rupees where you had a beneficial impact of the rupee depreciation in terms of getting a larger quantum of rupees. And we had an average depreciation of the rupee of 3.4%. So 3.4% of 22.8%, that is something like 0.8% or 0.9%, is the benefit that we got of the rupee depreciation. So that is being balanced largely by the hike in the salaries component because we accelerated the hiring and enhanced training. And the other expenses which came up because of higher depreciation because of higher capitalization has been counteracted by a slight reduction of the rest of expenditure.
If we look at SG&A expenses, the impact from SG&A expenses has been that has been down by 1.7%, primarily led by a reduction in outside consulting charges by 0.3% and a turnaround in the provisioning for doubtful accounts receivable of 0.5%. So both of them add up to something like 0.8%. So this is a big-ticket item here, apart from this there has been a small decline in other heads of expenditure. So overall, it adds up to about 1.7%.

Julio Quinteros
What about the change in overseas travel expenses? That was something that looked like it was down about just by my calculations, roughly $4.5 to about $5 million. Is that something that bounces back next quarter as we look forward?

Mohandas Pai
It will remain at the same level next quarter because we don’t see a bump up happening in our foreign travel expenses or the visas because we had expected that to happen. That’s why it didn’t count on that because as part of what we had budgeted for in quarter three because we said that the U.S. visas had closed. And we are not going to invest in those U.S. visas. And the jump up in quarter two was basically because of U.S. visas.

Julio Quinteros

But the window opens again in April, correct?

Mohandas Pai
Yes.

Julio Quinteros
Okay. So you won’t see any impact in the March quarter. But going into the June quarter, you would expect to start investing again in that area?

Mohandas Pai
Yes. In the June quarter and quarter, we would expect more investment. In the March quarter, we don’t expect any appreciable increase from where we are today.

Julio Quinteros
Got it. And I just wanted to go back to your previous point about carrying a deeper bench. I wanted to sort of make a connection from that point to the second point you made about the work being more sort of transaction-oriented or I guess the way I would think about it is being more discretionary in nature whether it’s package implementation work, or development work, etc. What is the visibility that you run and maybe also the risk related to that, that you run in keeping a deeper bench when more of your work down the road could conceivably come from more discretionary areas if you keep the bench and all of a sudden the work doesn’t show up? How much visibility do you really have on this bench that you’re willing to keep if more of the work is going to go towards discretionary projects?

Mohandas Pai
Let me explain this, because the way we plan is to look at the potential revenues for four quarters based upon what our client facing group tells us is the market potential and look at the number of people that we need to have, billable and then work backwards to see how much time we need to hire them and make them and empower them to make them billable. So that’s the model we do. We work on a very tight model.
But because of this issue, we will possibly accelerate the hiring from two quarters down to now and carry them longer. So essentially, you’re looking at carrying costs for maybe two quarters. Because the third quarter down the line, you could cut the number of people that you’re going to hire from the market in case it doesn’t come up to speed. So like I said, the additional cost could be 50 basis points or 75 basis points of revenue and it will normalize in about three quarters time. There’s a lead-time for hiring, the lead-time for training and apart from the offers that we make at the college level. For example, next year we have made offers of about 6,500 at the college level, gross offers. We’ve got to see how many of them join and the balance we pick up from the market, both at the lateral and entry level and that way we could fine-tune. So risk if all, is for two quarters.

Julio Quinteros
Okay. And then finally, on the top clients, I just want to double check. Is the top client that you reported this quarter the same as last quarter?

Kris Gopalakrishnan
Sorry this quarter is the same. Last quarter there was a change.

Julio Quinteros
This quarter is the same?

Kris Gopalakrishnan
This quarter it is the same as last quarter. Last quarter it changed.

Julio Quinteros
Okay. That’s it for me. Thank you.

Operator
Your next question comes from Moshe Katri, SG Cowen.

Moshe Katri
I wanted to focus a bit about some of the ongoing initiatives, whether it’s China, Australia or the U.S. consulting side of the business. Can we get an update on where these initiatives are in terms of scale, the expansion and then also in terms of the ability of some of these units for their profitability to come at par with Infosys as a whole? Thanks

Kris Gopalakrishnan
We have about 400 employees in China. China is doing on target for local market work. That is, in the Chinese market we are doing on target with respect to the plans we have. With respect to the global market, we are slightly behind. We are trying to catch up. It also requires a little bit more scale because our global markets require multiple technologies, multiple capabilities and things that having a small unit in China with 400 employees. It’s slightly difficult to meet all the requirements and so it takes a little bit more time to really service the global markets. And so we are slightly behind there. But overall, it’s satisfactory.

With respect to capability, we’re finding that on newer technologies, for example, capabilities in Java, capabilities in coding etc, the resources, the people we find are very, very good. In project management, in their knowledge of business, industry verticals, ability to do complex assignments, etc, as expected, the Chinese DC is behind and that’s why we are combining the management capability from other DCs with the technical capabilities in the China DC to service the projects.

Moshe Katri
Can you also talk a bit about Australia and the U.S. consulting side of the business? I’m pretty curious, is there any way for you guys to give us a feel on when do you think we’re going to start seeing the margins or the probability of these units to actually ramp up and kind of get to the same levels as the whole company is, in terms of where it is today?

Kris Gopalakrishnan
I’ll talk about Australia, Consulting, and then I’ll come back to your question on margin. Australia stand-alone is doing actually very well in terms of attacking the market and getting new business and things like that. From a margin perspective, they need to improve a little bit more. It is positive, margin positive. And that means we are not losing money in Australia. It is positive but it has to come up to the onsite margins for the rest of Infosys.
Infosys Consulting did $10 million of revenue; looking at $13 million of revenue in Q4. We were hoping to break even in Q4 but we may accelerate the recruitment and there may be a delay in breakeven for Infosys Consulting. But it’s on track uptil now, with respect to its business plan.
Overall, as I look across the various subsidiaries, Progeon is doing very well with growth of more than 100% this year, operating margin of 24.7%, almost 25%. The Company average is around 26%, so that’s very close to that. Next is Australia, which is positive, but it needs to improve a little bit. And China and Consulting are on investment mode and we still need to support them at this point.

Mohandas Pai
We had $28 million of revenue this quarter from Infosys Australia, Infosys Consulting and China. And we had a loss of $2.4 million on this $28 million. Since we have a 26% net margin, around 26%, on this $28 million, if it was the Infosys parent company business, we would earn something like $7.5 million net. And if you add the loss of $2.4 million to that, we have made an income of $10 million on the parent company, which has gone to subsidize the losses of the three subsidiaries. So overall, the group profit is about 26%.
The $10 million on the parent company revenue, of $500 million, $510 million, is approximately 2%. So the parent company should have a normal margin of 28%. Now, this is all the investment that we have made, which will bear fruit later. We anticipated that Infosys China and Infosys Consulting would break even in the fourth quarter. We do think that they will break-even two or three quarters down the line next year because they’re still sub-scale and they still need to grow and we have to make more investment.

Moshe Katri
Thanks for the details, Mohan. And then the last question. Can you comment on the recent departure from Progeon? Is there anything specific that Infosys is doing to make sure that we won’t see more of these departures that we have been seeing? Thanks.

Mohandas Pai
I think this is a very difficult issue. You’re dealing with people. And the key thing, what we can do as an organization is to make sure that you have a bench of leadership. You have succession planning and have leadership because that’s the only long-term sustainable thing. For example, in Progeon, Akshaya is leaving us, Amitabh who is COO is here right now and he has stepped in as CEO. Amitabh has been with us here for three years and Amitabh is a natural leader. We had a change in our Head of Sales in Infosys when Basab left, Hema left. We hired the capable people stepping into the bench. So I think the key issue is we have a deep management layer. Nandan, do you want to add anything?

Nandan Nilekani
I think first of all we have to look at these departures in terms of the scale of the organization. The company has close to 50,000 employees. It’s a company that is growing, as you see, at over 30% a year. And it actually has a very deep bench of leaders. And to the extent that we can, we are trying to expose all these leaders to you. This company is not a one-man show; it’s not about a few stars. It’s really about a broad bench of leaders who are working out there in the trenches to make this happen.
So I think that’s the philosophy. We believe that every one of these people who left was a good person and definitely very capable and we certainly miss them. At the same time, our effort of the last 25 years is to build a platform, a platform with high-quality people, with great systems, processes, brand. And we think the platform is really the fundamental source of our strength. And in each of these cases we have ensured that we have better or more than adequate people replacing them. And as you will notice, in none of these functions have we even missed a beat in terms of our business performance.
Also, I think, if you ask the question are we going to see more of this, frankly, I can’t answer that question. There’s no way anybody in this room can answer who will leave tomorrow and those kind of questions. All we can say is that we have build a strong bench of leaders, we have built a very de-risked business model, we have built a platform and we believe that Infosys is impervious to this kind of thing.

Mohandas Pai
I think if you folks visit us you can see the kind of people that we have and need a larger number of people, then I think you could test the veracity of the statement. A large number of people are extremely good and you see only a few faces. You see me, you see Nandan, you see Shibul, you see a few people. You read about only a few people in the press. But you must visit us and see a larger layer of people who are there in the leadership team.

Operator
Your next question comes from the line Lou Miscioscia from Lehman Brothers.

Lou Miscioscia
I was hoping you could maybe go into a little bit more detail on the taxes, in the sense of, obviously, it came down. Maybe explain why, when the other income line is negative, it’s changing the absolute tax rate so much. Maybe some guidance for fourth quarter. And also, where you think in general it might head for ‘07.

Mohandas Pai
In the other income line, we had a negative of $12 million because of exchange differences. And we have a normal income of something like $9 million as interest income. And we have about $2 million coming out of other income, basically from interest on tax refunds or whatever which is a small recurring item to some extent.
So this $12 million, as against a normal income of about $10 million to $11 million, gave us a loss of $1 million. The next quarter, we don’t anticipate anything like this because the total hedges that we have is based upon options in the range and they have been fully marked to market. The extreme volatility of the rupee movement created an increase in the operating income level and a decline in foreign exchange differences, except the foreign exchange differences was higher by $2 million.
Now, the tax rate is based upon the normal income plus the income that comes from the interest income, which is substantially taxable. If you net off the tax impact on the non-operating income, you’ll come to an effective tax rate of 13.1%-13.2%.
Now going forward, the core business is substantially exempt from tax until 2009. The exemption is dependent upon the units which have been in business for not more than 10 years. Next year, a few units will come off the tax holiday but the total revenue from these units is a very small part of the overall revenue. And the tax holiday will be completed by the end of fiscal 2009. Now, we have one unit running in a Special Economic Zone in Chennai and that unit has got 1,000 people, it’s ramping up. We have another unit which has been approved in Chandigarh, where we are building capacity of 3,000 people and expanding later. We have another in principal approval for a campus in Pune for SEZ. And also Mangalore, where we have to build a new campus. So we do think a substantial, very substantial part of incremental growth in fiscal 2008, will come from the Special Economic Zone. So when we come off the tax holiday in 2010, the effective tax rate will depend upon the quantum of revenues that come from special economic zones, at which point of time there will be three years of incremental growth — 2008, 2009 and 2010. What would be the component of these three years to the overall income will determine the effective tax rate?
So, I think we need to wait for some more time before we come to a conclusion. We don’t think there will be a substantial jump in 2010 at this point of time, because SEZ scheme gives tax holiday for the first five years.

Lou Miscioscia
Okay. How about 2007, in the sense of you’re basically at 14.7% taxes in ‘05. It looks like this year is coming in at about 12%. Do you expect to go back more to an ‘05 level?

Mohandas Pai
Yes, I would think that maybe within 13.5% to 14.5% would be an effective rate for next year.

Operator
The next question comes from Ashish Thadani from Gilford Securities.

Ashish Thadani
There appears to be some noticeable pockets of weakness more than the usual in the rest-of-world segment, the consulting and testing services, as well as the telecom and transportation verticals, quarter on quarter that is. Could you explain what might be contributing to this?

Mohandas Pai
Transportation is because of one big client which has come off and continues to come off. And we we’re making up for that in transportation. Consulting is just a flux of business. We don’t see a trend. Nandan?

Nandan Nilekani
I think the real way to look at consulting is to look at consulting and package implementation together because I think that would be the way to look at it. If you notice consulting; yes, you’re right in saying that the consulting revenue is at 3.1%. But you’ll notice that the package implementation has gone up from 15.8% to 16.3%. And frankly, when the legacy companies talk about consulting, they actually talk about package implementation as much as consulting. So if you really look at these two together, it’s close to 20%. And one of the big endeavors in the last year has been to make our consulting and our package implementation services work seamlessly together to create an end-to-end value realization capability. That is working very well in the field. And this combination is enabling us to bid for global transformation projects with our large clients. So I think I would see package implementation and consulting together, to see the strength of the service offering for us.

Ashish Thadani
That’s helpful. What about telecom and testing? Anything happening over there?

Nandan Nilekani
I think testing is doing well. Perhaps we have to look at it. Yes, it is not material. I think telecom infact is going well. I think telecom is really probably, if you look at it, some of it could be related to the R&D side. But certainly telecom service provider segment is booming for us. We are now working with seven of the world’s largest service providers and these include large firms in the U.S. It includes firms like BT in the UK and so forth. And we think that that is going to be a growth area for us Ashish.

Ashish Thadani
Very quickly, the strong demand environment has translated into a 14% year-on-year increase in offshore wages in April but only a 1% year-on-year increase in offshore revenue productivity. Should we expect that this gap will narrow and to what extent in the future?

Mohandas Pai
We’ve been saying for some time that prices are going up for new business. Two, we’ve been saying that new business is coming in at 3 or 4% higher. And three, all you folks have been asking show it to us in the per capita revenues. And we’ve been saying that it’s a portfolio impact and is working its way through. There that’s a very interesting piece of data. You see the per capita revenue this quarter compared to the last quarter is flat; very small change. Small uptake in offshore, small downslide in on-site. But, 70% of revenues come from time and material contracts. And this quarter we had three less working days. That means the total number of billed hours will be less compared to the previous quarter. That obviously means that some of the rate impact is coming through. So there is a real rate impact upside in the whole model.
Now, how do we estimate this for the fourth quarter or the future going forward? We have to wait and see. Because this quarter, in the fourth quarter, we have a small increase in the number of working days of 1%. So we are to see how it works through the portfolio impact. But if you get behind the figures, all this is beginning to show and over a period of time it will show in a much more apparent manner.

Ashish Thadani
Thank you very much, and good luck for the future.

Operator
The next question comes from the line Jamie Friedman from Soleil Fulcrum.

Sam Saunders
This is Sam Saunders in for Jamie Friedman. I just wanted to delve into the headcount additions a bit more. I think you’ve done a great job explaining how those will support the strategic vision going forward. But could you just comment on to what extent the front-end loaded nature of those headcount additions are competitively driven?

Mohandas Pai
This year we’ll have 21,200 people gross. We started off the beginning of the year by saying we’ll have 13,000 people. In the July guidance we increased it to 18,000 people. In the October guidance we said it will be 20,200 people. And now the January guidance we have said will be 21,200.
Now, obviously, the ramp-up is not showing up in the revenues, primarily because we have extended some of the training period because they’re giving more specialized training to people, as we need them to join many more different internal units. So the training is getting much more specialized. And like Shibu has told you, we are in the midst of a large certification drive for the mid-level. So that people develop real expertise and people develop more capabilities to go up the value chain. So the total quantum of training in the system has increased this year to better prepare for the future.
LTM Dec 05, we 1.34 million applications for jobs. We tested 146,000 people, interviewed 44,400, offered 19,500, and 15,520 joined. The yield rate has gone up to 1.2% from 0.9% the previous fiscal year.
Now, the key question is- are there enough people in the system? There are enough people in the system. We’re the largest hirer from the college education system for the next year. We made more than 6,500 offers for fiscal ‘07. People join in the second and third quarter of the next fiscal. But, like I said earlier, the key challenge for companies to ramp up and get the growth in India is going to be the ability to get them and train them and invest in them for training. For people who don’t have it, the cost will increase.

Sam Saunders
So should we look at fiscal ‘06 as an investment year and perhaps that utilization rate should increase next year? Or is this something that’s going to be endemic to the business for some time now?

Mohandas Pai
I think the utilization rate, we should bring it down to have increased flexibility in the model. We’re working at a fairly high utilization rate. And when you look at utilization rate, we work on a 12 month basis. Please remember that we work on a 12 month basis. Out of the 100% that a person could work for a year, about one month will be the leave, that’s 8.33% gone and about four to five or ten to fifteen days of training; that’s 4.3%. That is 12%. Then you need some kind of bench. A normal bench for people who get off projects go to a new project. So if you look at that, you have an effective capability of something like about 88%. We are at 79 to 80%. So the flexibility in the system is very, very limited and we want to increase the flexibility to take care of the market.

Nandan Nilekani
I think the way to look at this is how we see the cost of the downside of having lower utilization versus the upside of having the flexibility to respond to rapid market conditions. And I think that’s really the question. And our view is that in an expanding market where there’s tremendous opportunity, it’s worth planning for lower utilization. And the costs of that are relatively small compared to what we can get on the upside by really availing upon the opportunity in front of us. It is that balance that we are trying to achieve.
I will now hand over the mike to Sandeep.

Sandeep Mahindroo
This brings us to the end of this earnings call. Thank you folks for joining us today. We look forward to talking to you again next quarter.

Nandan Nilekani
Thank you very much. This is Nandan here signing off. I think we are delighted that all of you have come on this call and asked some really searching and incisive questions and we look forward to sharing this again with you a quarter from now. In the meantime, all the data will be put on our Website. Also, please feel free to send us e-mail questions to our investor relations so that we can get back to you at the earliest. Thank you very much and goodnight.

Operator
This concludes today’s conference call. You may now disconnect.